Filed by Arch Wireless, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Arch Wireless, Inc. Commission File No. 001-14248

Subject Company: Metrocall Holdings, Inc. Commission File No. 0-21924

     In connection with a proposed business combination transaction, Wizards-Patriots Holdings, Inc., the holding company in the proposed transaction (“Parent”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr., Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the directors and executive officers of Arch beneficially owned approximately 9.8% of the outstanding shares of the company’s common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard, Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of March 26, 2004, the beneficial ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Q&A for Arch Team Members Regarding the Merger with Metrocall

The Merger Announcement

Q:	What did we announce today?

A:	Arch and Metrocall – two of the nation’s largest wireless messaging companies – today announced that they have reached an agreement to merge the two companies into a new combined company.

Q:	What will the new company be named?

A:	The name of the new company has yet to be determined.

Q:	What is the reason for the merger?

A:	It will create a stronger company – one with the human, technical and financial resources that will allow us to compete more effectively in a challenging industry. As you know, the wireless messaging industry has been consolidating in recent years because of declining demand for traditional paging and increasing competition from wireless phones and other wireless technologies. The combined company will be better positioned to succeed in today’s environment, while taking full advantage of growth opportunities that may lie ahead.

Q:	When do we expect the transaction to close?

A:	It is expected to close by the end of the year.

Q:	What approvals are necessary to complete the merger?

A:	Stockholders for both companies, as well as regulatory agencies including the Federal Communications Commission and the U.S. Department of Justice must review and approve the merger before it can be completed.

Q:	Where will the new company be headquartered?

A:	The new company will be based in Alexandria, Virginia, the current headquarters of Metrocall.

Q:	What else should I know about Metrocall?

A:	Metrocall, like Arch, is a paging and wireless messaging carrier. It also is a publicly held company and its common stock trades on the Nasdaq Small Cap Market under the ticker symbol “MTOH.” Also like Arch, it has a history of mergers with other paging companies, including most recently Weblink Wireless in 2003. Through the Weblink merger Metrocall added a two-way ReFLEX wireless data network. In addition, Metrocall offers mobile voice and data service through AT&T Wireless and Nextel.

Q:	What can you tell me about the new leadership team?

A:	At this time, we have announced that Vince Kelly, current president and CEO of Metrocall, will be the president and CEO of the new company. Also, Royce Yudkoff, Metrocall’s current Chairman, will be Chairman of the Board of Directors of the combined company. Other senior officers of the combined company are expected to be selected among incumbents at both Arch and Metrocall in coming months. Ed Baker, current chairman and CEO of Arch, Lyn Daniels, current president of Arch, and Roy Pottle, executive vice president and chief executive officer of Arch, will be leaving the company upon merger closing. In the interim, Ed, Lyn and Roy will be focused on delivering Arch’s independent 2004 business plan as well as integration planning and will be otherwise available to help support the merger transition.

Q:	How and when will operations of the two companies be integrated, and who will make the integration decisions?

A:	Although many integration decisions have yet to be made, it is expected that within the next few months a dedicated integration team will be assembled to address all operational questions associated with the merger and develop a long-term integration plan. The integration team will include team members from both Arch and Metrocall.

Q:	What are the terms of the transaction?

A:	Under terms of the definitive merger agreement, shares of Arch and Metrocall common stock will be converted into shares of common stock in a newly formed holding company at fixed exchange ratios. Arch shareholders will receive one share of the new holding company common stock for each share of Arch common stock they own. On a fully diluted basis, there are approximately 20.25 million shares of Arch common stock outstanding. Metrocall common stockholders will receive $150 million in cash and 27.5% of the shares of the new holding company’s common stock. Metrocall shareholders will be entitled to elect to receive all or any portion of the merger consideration in cash, up to an aggregate amount of $150 million of cash at a price of $75 per Metrocall share for a total of two million of the approximately six million fully diluted Metrocall shares. The remaining four million fully diluted Metrocall shares will be converted into approximately 7.68 million shares of the common stock of the new holding company at an exchange ratio of approximately 1.9 new holding company shares for each Metrocall share. To the extent that cash elections are made in respect of a number of shares greater than or less than 2 million, the consideration shall be prorated to ensure that two million of Metrocall’s outstanding shares are retired for cash.

Q:	Will the merger be effected on a tax-free basis?

A:	Yes. The merger will be tax-free to shareholders of Arch and Metrocall, other than with respect to shares of Metrocall common stock that are exchanged for cash.

Q:	How will ownership be divided between Arch and Metrocall shareholders?

A:	Arch shareholders will own approximately 72.5% of the new company and Metrocall shareholders will own approximately 27.5% on a fully diluted basis and there will be approximately 27.495 million shares of new holding company common stock outstanding, on a fully diluted basis.

Q:	Will the new company’s stock trade on a public exchange?

A:	Yes. It is contemplated that the common stock of the new holding company will be listed on The Nasdaq National Market.

Impact on Arch Employees

Q:	How will the merger impact me as an Arch employee?

A:	Very little, initially. At the moment, this announcement should not impact your job. You should proceed with business as usual. The most important responsibility for each of us is to focus on the job at hand – continue to generate sales and provide our customers with the best possible service during the merger transition process. In time, we expect to create an organizational structure that enables us to take full advantage of the synergies and new opportunities made possible by the merger.

Q:	Will there be any layoffs as part of the transaction?

A:	As with most mergers, we anticipate there will be some job loss as a result of this combination. Over the long term we believe many team members of the combined company – from both Arch and Metrocall — will benefit from enhanced career opportunities with a larger, stronger, more competitive employer.

Q:	What positions will be affected and when?

A:	The exact areas targeted for layoffs, along with all other operational issues, will be determined by the integration team in the months ahead. The goal will be to retain the most talented people from both organizations. We do not expect positions to be eliminated due to the merger until after the transaction is completed.

Q:	When do you expect consolidation of corporate functions to begin?

A:	It is too early to determine, but it would be after the merger closes later this year.

Q:	Will I continue working for the same person?

A:	Right now you will continue to report to your same manager. It is too early to say whether or not any team member’s reporting relationship will change. However, we do not anticipate significant changes in reporting structures as a result of the merger until after the merger closes. As noted above, the combined company is interested in retaining the best performers from both Arch and Metrocall.

Q:	Who will be responsible for getting my paycheck to me?

A:	Arch will continue to be responsible for your pay and benefits through the close of the merger, which may take up to six months or longer. The combined company will assume pay and benefits responsibilities for employees immediately after the merger’s completion.

Q:	Are there any benefits that will go away short-term (before the close of the merger) or that we know will go away after the close?

A:	Your benefits will stay the same, at least until the merger closes. After that, your benefits options may change based on the decision of the combined company. Both during and after the transition, you will continue to have benefits. You will be notified well in advance of any benefit changes.

Q:	As a manager, what should my goals/objectives be during this interim period before the close of the merger?

A:	Your goals and objectives remain the same. It is important to stay focused, and to encourage your direct reports to stay focused, on the same critical goals/objectives that you were pursuing you before this announcement.

Q:	As a manager, should I continue hiring to fill open positions?

A:	This will be decided on a case-by-case basis. Please consult with your manager before making any hiring decisions.

Q:	How will team members be kept informed as to what’s happening?

A:	Through written and verbal communications whenever new information is available. Please ask your manager if you have additional questions about the merger process.

Handling Customer and Other Inquiries

Q:	How will the merger impact our customers?

A:	We view the transaction as a very positive event for Arch and Metrocall customers. They should see no interruption of service as a result of the merger. Indeed, the merger should have a positive impact on customers over time as they gain access to a much broader set of products and services and enhanced customer service delivery.

Q:	What should I tell customers or vendors who ask about the merger?

A:	The financial health and human and technical resources of the combined company will be considerably stronger than those of either company today on a stand-alone basis. Both our customers and our vendors should view this as very favorable to their future relationships with us.

Q:	To whom should I refer news media or investor calls?

A:	Please refer news media and investor inquiries to Bill Redmond, Member of the Board of Directors, 518-581-2323 .

Q:	What will happen to the Arch and Metrocall brands?

A:	Both companies have very strong brands; a branding strategy will be determined quickly to maximize the new company’s market potential.

Q:	Will our benefits change?

A:	Your benefits will stay the same, at least until the merger closes. After that, your benefit options may change based on decisions of the combined company. You will continue to have benefits both during and after the merger transition period.

Q:	How do the Arch/Metrocall pay scales and benefit packages compare?

A:	Because Arch and Metrocall are in the same industry, pay scales and benefits are fairly similar. As a result, we do not anticipate major changes to the compensation structure and general benefit plans of our existing employee base. However, the integration team will address that issue in time and communicate any changes.

Q:	How will employees be kept up to date on the progress of the acquisition?

A:	We will contact you as soon as new information is available through written, electronic or verbal communications. If you have questions that relate to you specifically, please contact your local manager or Human Resources representative.

# # #